Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2014 Financial Results

1Q14 Total Net Revenues Up 125.9% YOY to US$701.9 Million

1Q14 Gross Margin Increased to 24.9%

1Q14 Net Income Attributable to Vipshop’s shareholders Up 355.3% YoY to US$26.6 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 15, 2014

Guangzhou, China, May 15, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”) today announced its unaudited financial results for the quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Total net revenues increased by 125.9% over the prior year period to US$701.9 million, primarily attributable to a 165.1% increase in the number of active customers1 to 7.4 million from 2.8 million and a 129.3% increase in total orders2 to 20.2 million from 8.8 million over the prior year period.

•                  Gross margin increased to 24.9% from 23.4% in the prior year period.

•                  Non-GAAP income from operations3 increased by 394.3% year-over-year to US$42.8 million from US$8.7 million in the prior year period. Non-GAAP operating income margin4 increased to 6.1% from 2.8% in the prior year period.

•                  Net income attributable to Vipshop’s shareholders increased by 355.3% to US$26.6 million from US$5.8 million in the prior year period. Net income margin increased to 3.8% from 1.9% in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders5 increased by 318.2% to US$37.7 million from US$9.0 million in the prior year period. Non-GAAP net income margin increased to 5.4% from 2.9% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very excited to report robust first quarter 2014 financial results, which reflect our continued strong growth momentum and increasing operational efficiencies, evidenced by 125.9% year-over-year growth in net revenues and incremental gross margin expansion to 24.9%. As the integration of our strategic acquisition of Lefeng commences, we expect to benefit from synergies associated with streamlining our comprehensive cosmetics offerings and cross selling to our customer bases and lowering our combined operating expenses. In addition, we aim to further improve the customer experience for viewing and purchasing products across both the PC and mobile platforms and evolve with our customers’ purchasing habits. We are confident that our initiatives in 2014 of expanding our warehousing, merchandizing and IT capabilities will help further enhance our ability to satisfy, retain and attract customers, through delivering the best-in-class customer experience and product selection, and drive long-term value for our shareholders.”

Mr. Donghao Yang, CFO of Vipshop, commented, “We’re proud of our first quarter financial performance and initial results of our integration with Lefeng. We believe that our on-going investments in warehousing expansion and management will continue to help us improve sales capacity and reduce our operating costs, providing a strong foundation for our continued growth over the coming years. We are committed to further growing our product portfolio both organically and through acquisitions when appropriate.”

1 Active customers are defined as any registered member who has purchased products from the Company at least once during the period. The active customer figure in 2014 includes active Lefeng customers after the Lefeng acquisition was completed in February 2014.

2 Total orders are defined as the total number of orders placed during the period. The total order figure in 2014 includes orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

3 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition.

4 Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

5 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

First Quarter 2014 Financial Results

REVENUES

Total net revenues increased by 125.9% to US$701.9 million from US$310.7 million in the prior year period, primarily driven by growth in the number of active customers and total orders.  Less than 5% of total net revenues during the first quarter of 2014 were attributed to Lefeng.com Limited (“Lefeng”), the online cosmetics and fashion products retailor that the Company acquired in February 2014.

The number of active customers for the first quarter of 2014 increased by 165.1% to 7.4 million from approximately 2.8 million in the prior year period. The number of total orders for the first quarter of 2014 increased by 129.3% to 20.2 million from 8.8 million in the prior year period. This increase was primarily due to increased brand recognition as well as the Company’s continued efforts to optimize and increase brand and product selections available on its website. In addition, the Company has expanded its warehouse capacity to streamline suppliers’ operations and effectively manage inventory, in order to facilitate and accommodate increased demands from customers as well as accelerate the delivery of purchased products.

GROSS PROFIT

Gross profit for the first quarter of 2014 increased by 140.3% to US$174.8 million from US$72.8 million in the prior year period. This reflects both the significant increase in total net revenues as well as effective margin management. Gross margin increased to 24.9% in the first quarter of 2014 from 23.4% in the prior year period. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased scale of the Company’s business and the growth of the Company’s marketplace business.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2014 increased by 115.0% to US$147.4 million from US$68.6 million in the prior year period. As a percentage of total net revenues, total operating expenses decreased to 21.0% from 22.1% in the prior year period.

•                       Fulfillment expenses increased by 97.8% to US$74.6 million from US$37.7 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses decreased to 10.6% from 12.1% in the prior year period, which reflects the Company’s continued efforts to reduce warehousing and personnel costs, negotiate better courier rates and leverage the increased order size.

•                  Marketing expenses increased by 129.0% to US$30.1 million from US$13.1 million in the prior year period. As a percentage of total net revenues, marketing expenses remained stable at 4.3% compared to 4.2% in the prior year period, reflecting the Company’s continued efforts to control marketing expenses by retaining repeat customers and achieving high growth of new customers through word-of-mouth referrals.

•                  Technology and content expenses increased by 134.8% to US$18.7 million from US$7.9 million in the prior year period, primarily reflecting the Company’s continued effort to invest in its website and IT systems to better support future growth. As a percentage of total net revenues, technology and content expenses remained stable at 2.7% compared with 2.6% in the prior year period.

•                  General and administrative expenses increased by 146.1% to US$24.1 million from US$9.8 million in the prior year period, primarily due to increased headcount and office rentals associated with the growth in the Company’s overall business. As a percentage of total net revenues, general and administrative expenses increased to 3.4% from 3.2% in the prior year period due to the amortization of US$5.0 million of intangible assets resulting from the acquisition of Lefeng.

Income from operations increased by 452.0% to US$30.2 million from US$5.5 million in the prior year period due to the growing scale of the Company’s operations, improved gross margin and cost control. Operating income margin increased to 4.3% from 1.8% in the prior year period.

Non-GAAP income from operations, which excludes US$7.6 million in share-based compensation expenses and US$5.0 million in amortization of intangible assets resulting from the business acquisition, increased by 394.3% to US$42.8 million from US$8.7 million in the prior year period. Non-GAAP operating income margin increased to 6.1% from 2.8% in the prior year period.

NET INCOME/LOSS

Net income attributable to Vipshop’s shareholders increased by 355.3% to US$26.6 million from US$5.8 million in the prior year period. Net income margin increased to 3.8% from 1.9% in the prior year period. Net income per diluted ADS6 increased to US$0.46 from US$0.11 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 318.2% to US$37.7 million from US$9.0 million in the prior year period. Non-GAAP net income margin increased to 5.4% from 2.9% in the prior year period. Non-GAAP net income per diluted ADS increased to US$0.63 from US$0.17 in the prior year period.

For the quarter ended March 31, 2014, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 59,580,486.

As of March 31, 2014, the Company had cash and cash equivalents of US$871.8 million, restricted securities of US$179.1 million and held-to-maturity securities of US$332.5 million.

For the first quarter of 2014, net cash from operating activities was US$84.1 million.

Business Outlook

For the second quarter of 2014, the Company expects its total net revenues to be between US$780 million and US$790 million, representing a year-over-year growth rate of approximately 122.0% to 124.9%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, May 15, 2014 at 8:00 AM U.S. Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter 2014.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#33943909

The replay will be accessible through May 22, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 9003 4211
Conference ID:	#33943909

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

6 “ADS” means American Depositary Share. Each ADS represents two ordinary shares, par value US$0.0001 per share, of the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Qiyiana Tian

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In US dollars, except for share data)

	Three Months Ended
	March 31,2013	March 31,2014	December 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	306,522,548	691,379,609	641,801,263
Other revenues (1)	4,136,133	10,548,373	9,215,025
Total net revenues	310,658,681	701,927,982	651,016,288
Cost of goods sold	(237,908,540)	(527,116,531)	(491,590,070)
Gross profit	72,750,141	174,811,451	159,426,218
Operating expenses
Fulfillment expenses(2)	(37,699,224)	(74,586,133)	(73,203,384)
Marketing expenses	(13,126,003)	(30,053,706)	(28,902,617)
Technology and content expenses	(7,948,145)	(18,660,941)	(14,166,544)
General and administrative expenses(3)	(9,804,914)	(24,132,185)	(17,466,907)
Total operating expenses	(68,578,286)	(147,432,965)	(133,739,452)
Other income	1,306,068	2,862,209	3,873,895
Income from operations	5,477,923	30,240,695	29,560,661
Interest expense	—	(1,628,282)	—
Interest income	2,436,478	8,198,147	5,870,876
Exchange gain (loss)	(222,618)	(1,057,905)	251,980
Share of loss of an affiliate	—	(754,714)	—
Income before income taxes	7,691,783	34,997,941	35,683,517
Income tax expenses(4)	(1,850,610)	(10,323,486)	(10,284,887)
Net income	5,841,173	24,674,455	25,398,630
Net loss attributable to noncontrolling interests	—	1,919,566	—
Net income attributable to Vipshop’s shareholders	5,841,173	26,594,021	25,398,630

Weighted average numbers of shares used in calculating earnings per share:
—Basic	103,004,723	111,919,288	111,366,346
—Diluted	109,132,970	119,160,971	117,668,616

Net earnings per share
Net income attributable to Vipshop’s shareholders—Basic	0.06	0.24	0.23
Net income attributable to Vipshop’s shareholders—Diluted	0.05	0.23	0.22

Net earnings per ADS (2 ordinary shares equal to 1 ADS)
Net income attributable to Vipshop’s shareholders—Basic	0.11	0.48	0.46
Net income attributable to Vipshop’s shareholders—Diluted	0.11	0.46	0.43

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted US$24 million, US$45.8million and US$43 million in the three month periods ended March 31, 2013, March 31, 2014 and December 31, 2013, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to US$5 million in the three months period ended March 31, 2014.

(4)For the three months period ended March 31, 2014, included income tax benefits of US$1.3 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng.

Net income	5,841,173	24,674,455	25,398,630
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	219,668	(5,193,583)	2,022,857
Comprehensive income (loss)	6,060,841	19,480,872	27,421,487
Less: Comprehensive income (loss) attributable to non-controlling interests	—	(1,898,431)	—
Comprehensive income attributable to Vipshop's shareholders	6,060,841	21,379,303	27,421,487

	Three Months Ended
	March 31,2013	March 31,2014	December 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	77,771	332,925	246,858
Marketing expenses	80,247	691,552	109,228
Technology and content expenses	261,343	3,543,906	1,404,929
General and administrative expenses	2,766,446	3,019,028	1,659,580
Total	3,185,807	7,587,411	3,420,595

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2013	As of March 31, 2014
	USD	USD
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	334,715,019	871,774,767
Restricted securities(1)	—	179,077,703
Held-to-maturity securities	385,841,626	332,491,166
Accounts receivable	3,055,446	4,488,283
Amounts due from related parties	—	—
Other receivables	16,481,032	20,466,154
Inventories	270,126,305	306,087,577
Advance to suppliers	13,216,869	12,477,722
Prepaid expenses	2,384,801	1,661,113
Deferred tax assets	11,126,647	10,364,395
Total current assets	1,036,947,745	1,738,888,880
NON-CURRENT ASSETS
Property and equipment, net	24,299,418	34,699,771
Deposits for property and equipment	5,518,404	20,280,365
Intangible assets	5,294,375	214,961,169
Investment in an affiliate	—	55,022,240
Other investment		1,006,083
Goodwill	—	2,441,632
Total non-current assets	35,112,197	328,411,260
TOTAL ASSETS	1,072,059,942	2,067,300,140

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $ 70,026 and $ 75,074 as of December 31, 2013 and March 31, 2014, respectively)	476,847,881	532,670,338
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $131,781,751 and $114,488,013 as of December 31, 2013 and March 31, 2014, respectively)	131,781,751	115,166,104
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $ 101,097,647 and $ 117,107,317 as of December 31, 2013 and March 31, 2014, respectively)	196,327,519	223,222,238
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $1,369,767 and $ 1,090,308 as of December 31, 2013 and March 31, 2014, respectively)	2,141,411	25,275,832
Deferred income (Including deferred income of the VIE without recourse to the Company of $ 20,592,249 and $ 24,768,610 as of December 31, 2013 and March 31, 2014, respectively)	21,705,981	26,072,502
Short-term loans	—	170,299,980
Total current liabilities	828,804,543	1,092,706,994
NON-CURRENT LIABILITIES
Deferred tax liabilities	—	48,726,060
Notes payable	—	617,437,817
Total non-current liabilities	—	666,163,877
Total liabilities	828,804,543	1,758,870,871

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 111,665,972 and 113,028,037 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	11,167	11,303
Additional paid-in capital	363,221,310	371,414,172
Accumulated losses	(123,725,472)	(97,131,451)
Accumulated other comprehensive income	3,748,394	(1,445,189)
Non-controlling interest	—	35,580,434
Total shareholders’ equity	243,255,399	308,429,269
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,072,059,942	2,067,300,140

(1)Restrited securities consist of held-to-maturity securities pledged to banks for the short term loans.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2013	March 31,2014	December 31,2013
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	5,477,923	30,240,695	29,560,661
Share-based compensation expenses	3,185,807	7,587,411	3,420,595
Amortization of intangible assets resulting from business acquisition	—	4,997,545	—
Non-GAAP income from operations	8,663,730	42,825,651	32,981,256

Net income	5,841,173	24,674,455	25,398,630
Share-based compensation expenses	3,185,807	7,587,411	3,420,595
Amortization of intangible assets resulting from business acquisition (net of tax)	—	4,503,857	—
Non-GAAP net income	9,026,980	36,765,723	28,819,225

Net income attributable to Vipshop’s shareholders	5,841,173	26,594,021	25,398,630
Share-based compensation expenses	3,185,807	7,587,411	3,420,595
Amortization of intangible assets resulting from business acquisition (exclude non-controlling interests and net of tax)	—	3,566,817	—
Non-GAAP net income attributable to Vipshop’s shareholders	9,026,980	37,748,249	28,819,225

Non-GAAP weighted average numbers of shares used in calculating net income per share:
—Basic	103,004,723	111,919,288	111,366,346
—Diluted	109,132,970	119,160,971	117,668,616

Non-GAAP net income per share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.09	0.34	0.26
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.08	0.32	0.25

Non-GAAP net income per ADS (2 ordinary shares equal to 1 ADS)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.18	0.67	0.52
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.17	0.63	0.49